Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

N E W S R E L E A S E

Contacts:	Media	Investors
	Marcela Manjarrez-Williams	Edmund E. Kroll, Jr.
	(314) 725-4477	(212) 759-0382

CENTENE CORPORATION TO PRESENT AT CANTOR FITZGERALD

HEALTHCARE CONFERENCE

ST. LOUIS (July 2, 2015)—Centene Corporation (NYSE: CNC) announced today it will present at the Cantor Fitzgerald Inaugural Healthcare Conference, to be held on July 8, 2015, at Le Parker Meridien in New York City.

Centene is scheduled to present on Wednesday, July 8th at 9:00 AM Eastern Time. A simultaneous, live audio webcast is also available at: http://wsw.com/webcast/cantor2/cnc.

A webcast replay of the presentation will be available afterwards via the Company’s website at www.centene.com under the Investors section.

About Centene Corporation

Centene Corporation, a Fortune 500 company, is a diversified, multi-national healthcare enterprise that provides a portfolio of services to government-sponsored healthcare programs, focusing on under-insured and uninsured individuals. Many receive benefits provided under Medicaid, including the State Children’s Health Insurance Program (CHIP), as well as Aged, Blind or Disabled (ABD), Foster Care and Long Term Care (LTC), in addition to other state-sponsored/hybrid programs and Medicare (Special Needs Plans). The Company operates local health plans and offers a range of health insurance solutions. It also contracts with other healthcare and commercial organizations to provide specialty services including behavioral health management, care management software, correctional healthcare services, dental benefits management, in-home health services, life and health management, managed vision, pharmacy benefits management, specialty pharmacy and telehealth services.

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